Exhibit 99.1

May 7, 2026

Vancouver, British Columbia

FIRST QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Record Revenue, Earnings and

Cash Flow for the First Quarter of 2026

“Wheaton delivered a strong start to 2026, with Salobo and Peñasquito outperforming expectations and contributing to record quarterly revenue, earnings and cash flow,” said Haytham Hodaly, President and Chief Executive Officer of Wheaton Precious Metals. “During the first quarter, we announced our largest streaming transaction to date at Antamina in partnership with BHP and subsequently entered into our first streaming agreement in Australia with KGL Resources. These transactions expand our geographic footprint and broaden our counterparty base, while further demonstrating the flexibility of the streaming model as a means of unlocking value from non-core precious metals. Supported by a high-quality operating asset base and an industry-leading growth profile, Wheaton is well positioned to continue pursuing accretive growth and delivering long-term value for all stakeholders.”

Record Financial Performance and Strong Balance Sheet

●	First quarter of 2026: A record $901 million in revenue, a record $582 million in net earnings, a record $583 million in adjusted net earnings, and a record $766 million in operating cash flow.
●	Declared a quarterly dividend[1] of $0.195 per common share, an 18% increase from Q1 2025.
●	Balance Sheet: Cash balance of $2.2 billion.

High Quality Asset Base

●	Streaming and royalty agreements on 22 operating mines and 26 development and other projects[5].

●	80% of attributable production from assets in the lowest half of their respective cost curves[2,4].

●

Delivered attributable gold equivalent production[3] (“GEOs”) of 212,000 ounces in the first quarter of 2026, a 22% increase relative to the comparable period of the prior year primarily due to increased production from Peñasquito, Antamina and Blackwater coupled with the recommencement of production at Aljustrel.

●	Further de-risking of industry leading forecast growth profile with advancement of construction activities at a number of projects, including Mineral Park, Platreef, Fenix, El Domo, Kurmuk, and Koné.

●	Received first deliveries related to the Hemlo, Fenix and Mineral Park precious metals purchase agreements (“PMPAs”).

●

On February 16, 2026, the Company entered into the previously announced PMPA with BHP Group Limited (“BHP”) for their 33.75% portion of the silver produced at the Antamina mine located in Peru. The transaction was subsequently closed on April 1, 2026.

●	Subsequent to the quarter:

○

On April 1, 2026, the Company entered into a PMPA with KGL Resources Limited (“KGL”) for a portion of the gold and silver produced at the Jervois project located in Australia. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Jervois Project.

○

On April 20, 2026, the Company entered into a Royalty agreement with Spanish Mountain Gold Limited (“Spanish Mountain Gold”) for a 1.5% net smelter returns royalty on gold and silver production from the Spanish Mountain Gold project. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Spanish Mountain Gold Project.

Leadership in Sustainability

●	Top Rankings: Wheaton ranked as one of the top-rated companies by Sustainalytics, AAA rated by MSCI and Prime rated by ISS.
●

Wheaton’s Partner Community Investment Program supported initiatives with the Vale Foundation, Vale Canada, Hudbay, First Majestic, Newmont, B2Gold, Ivanplats and BMC Minerals to deliver vital services and programs to communities located near our partner mining operations.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q1 2026	Q1 2025	Change
Units produced
Gold ounces	97,106	92,669	4.8%
Silver ounces	6,636	4,685	41.6%
Palladium ounces	2,591	2,661	(2.6)%
Platinum ounces	40	-	n.a.
Cobalt pounds	657	540	21.6%
Gold equivalent ounces [3]	211,951	174,391	21.5%
Units sold
Gold ounces	95,072	111,297	(14.6)%
Silver ounces	5,049	4,483	12.6%
Palladium ounces	2,906	2,457	18.3%
Cobalt pounds	309	265	16.6%
Gold equivalent ounces [3]	181,743	188,162	(3.4)%
Change in PBND
Gold equivalent ounces [3]	12,325	(29,008)	(41,333)
Revenue	$901,469	$470,411	91.6%
Net earnings	$582,044	$253,984	129.2%
Per share	$1.282	$0.560	128.9%
Adjusted net earnings [1]	$582,772	$250,825	132.3%
Per share [1]	$1.284	$0.553	132.2%
Operating cash flows	$765,823	$360,793	112.3%
Per share [1]	$1.687	$0.795	112.2%

All amounts in thousands except gold, palladium, platinum & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the first quarter of 2026 was $901 million (51% gold, 47% silver, 1% palladium and 1% cobalt), with the $431 million increase relative to the prior period quarter being primarily due to a 98% increase in the average realized gold equivalent³ price; partially offset by a 3% decrease in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the first quarter of 2026 were $681 per GEO³ as compared to $392 in the first quarter of 2025. This resulted in a cash operating margin¹ of $4,279 per GEO³ sold, an increase of 103% as compared with the first quarter of 2025, a result of the higher realized price per ounce. The higher margin reflects the leverage provided by fixed per-ounce production payments across the majority of Wheaton’s operating streams, which accounted for 70% of revenue during the quarter. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of Wheaton’s business model in generating higher levered cash flow and margins in a rising precious metals price environment.

Cash Flow from Operations

Operating cash flow in the first quarter of 2026 amounted to $766 million, with the $405 million increase from the comparable period of the prior year being due primarily to higher gross margin.

Produced But Not Yet Delivered

As at March 31, 2026, approximately 183,500 GEOs3 were produced but not yet delivered (“PBND”) representing approximately 2.8 months of payable production. This increase in the number of months of PBND compared with the preceding four quarters places PBND levels at the mid-point of our guided range of two and a half to three and a half months and was driven primarily by strong quarterly production at Peñasquito.

Balance Sheet (at March 31, 2026)

●	Approximately $2.2 billion of cash on hand
●	During the first quarter of 2026, the Company made net upfront cash payments of $60 million relative to the mineral stream interests consisting of:
○	Spring Valley: $50 million; and
○	Marmato: $40 million; partially offset by
○	a repayment of $30 million relative to the Santo Domingo PMPA, with this amount to be re-advanced at a later date.
●	Over the same period, the Company monetized select long term equity investments, generating $323 million of cash proceeds, resulting in a realized gain before tax of $152 million.
●	Subsequent to the quarter, the Company made additional upfront cash payments of $4.5 billion relative to the mineral stream interests consisting of:
○	Antamina BHP: $4.3 billion;
○	Koné: $156 million; and
○	Spanish Mountain: $22.5 million.
●

On April 1, 2026, the Company made the $4.3 billion upfront payment relative to the BHP Antamina PMPA. The upfront payment was funded through a combination of the cash on hand at closing, a draw on the Company’s previously undrawn $2.0 billion Revolving Facility and a new $1.5 billion term loan (“Term Loan”). The Revolving Facility and the Term Loan provide flexible, non-dilutive financing that may be repaid at any time without penalty.

First Quarter Operating Asset Highlights

Salobo: In the first quarter of 2026, Salobo produced 69,200 ounces of attributable gold, a decrease of approximately 3% relative to the first quarter of 2025, primarily the result of lower grades, partially offset by higher throughput and recoveries.

Antamina: In the first quarter of 2026, Antamina produced 1.6 million ounces of attributable silver, an increase of approximately 48% relative to the first quarter of 2025, primarily due to higher grades and recoveries.

Peñasquito: In the first quarter of 2026, Peñasquito produced 2.6 million ounces of attributable silver, an increase of approximately 46% relative to the first quarter of 2025, primarily the result of higher throughput and grades.

Constancia: In the first quarter of 2026, Constancia produced 0.5 million ounces of attributable silver and 4,600 ounces of attributable gold, a decrease of approximately 4% and 6%, respectively, relative to the first quarter of 2025, primarily due to lower gold and silver recoveries. Mining activities in the Pampacancha pit were completed during the fourth quarter of 2025 and the remaining stockpiled Pampacancha ore was fully processed during January 2026. On May 1, 2026, Hudbay announced that mill throughput rates are expected to increase to more than 90,000 TPD starting in the second half of 2026, with the installation of two pebble crushers and related permit amendments. Hudbay reports it received permit approval to increase annual mill throughput capacity to 31.1 million tonnes from 29.9 million tonnes, providing the new base for the 10% permitted allowance that aligns with the Peru Ministry of Energy and Mines’ regulatory change.

San Dimas: In the first quarter of 2026, San Dimas produced 7,300 ounces of attributable gold, a decrease of approximately 13% relative to the first quarter of 2025, primarily the result of lower grades, consistent with their mine plan.

Stillwater: In the first quarter of 2026, the Stillwater mines produced 1,400 ounces of attributable gold and 2,600 ounces of attributable palladium, an increase of approximately 6% for gold and a decrease of approximately 4% for palladium relative to the first quarter of 2025. The increase in gold production was a result of higher throughput and recovery, partially offset by lower grades while the decrease in palladium was a result of lower recoveries.

Blackwater: In the first quarter of 2026, Blackwater produced 0.1 million ounces of attributable silver and 5,000 ounces of attributable gold, primarily the result of higher throughput with the mine achieving commercial production in May 2025. On March 12, 2026, Artemis Gold reported an unplanned mill shutdown due to the failure of a ball mill gearbox, with the mill operations being interrupted for 7 days. Artemis Gold also notes that strong grades during the quarter helped to offset the lower throughput resulting from the interruption, and that they are maintaining their full year production guidance, with plans to make up for the unplanned downtime experienced in Q1.

Voisey’s Bay: In the first quarter of 2026, the Voisey’s Bay mine produced 657,000 pounds of attributable cobalt, an increase of approximately 22% relative to the first quarter of 2025 as the underground mine at Voisey’s Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026.

Other Gold: In the first quarter of 2026, total Other Gold attributable production was 5,400 ounces, an increase of approximately 616% relative to the first quarter of 2025 due to the initial reported production from the Fenix mine as well as the addition of attributable production from the Hemlo and Goose mines. Notable operational updates for assets included within ‘Other Gold’ include:

●

Goose: On April 19, 2026, B2Gold provided an update on a near-term operational plan related to a fire that occurred in certain areas of the crushing circuit at the Goose mine on April 16, 2026. B2Gold confirmed that there were no injuries reported and no medical treatment required related to the fire and the damage was localized to the crushing circuit area. A preliminary revised mill processing plan has been developed for Q2 2026 based on the use of mobile crushers feeding crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. B2Gold estimates the repairs will be completed in Q3 2026. B2Gold reports that Q2 production is expected to be approximately 50% lower than Q1 and about 30% below the original Q2 plan, primarily due to lower throughput levels.

●

Marmato: On April 17, 2026, Aris reported a significant construction milestone at its Marmato gold mine with the underground development crosscut now connecting the new surface decline to the existing underground development, establishing continuous underground access from surface, where the new 5,000 tonne per day CIP plant is under construction, to the existing workings. The connection supports the next phases of mine development, infrastructure installation and operational readiness for the Marmato bulk mine which is on schedule for first gold in Q4 2026.

●

Hemlo: On April 28, 2026, Hemlo Mining Corp. (“Hemlo Mining”) announced that during its first full quarter of ownership, the successful transition of an underground mining contractor workforce to owner-operated was completed two weeks ahead of schedule, with 97% of the contractor workforce accepting positions as part of the transition. Hemlo Mining reported that various maintenance activities were undertaken during the quarter, with the most significant tasks being the refurbishment of an underground crusher and the replacement of the hoist cable, which was completed ahead of schedule.

Other Silver: In the first quarter of 2026, total Other Silver attributable production was 1.9 million ounces, an increase of approximately 44% relative to the first quarter of 2025, primarily the result of the resumption of mining at Aljustrel. Notable operational updates for assets included within ‘Other Silver’ include:

●

Aljustrel: In the third quarter of 2025, Almina resumed production of the zinc and lead concentrates at the Aljustrel mine, resulting in the resumption of attributable silver production to the Company.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Mineral Park: During the first quarter of 2026, Waterton Copper LP continued to refine ore commissioning of the newly refurbished concentrator at its Mineral Park project. The ramp-up efforts in Q1 2026 were focused on achieving stable throughput and gradually increasing both operating uptime and concentrate production. Copper concentrate sales continued in the first quarter and monthly delivery of silver to Wheaton under the PMPA commenced in January 2026. Ramp-up to commercial production is expected to continue in Q2 2026, with increasing operating volumes throughout the second quarter. At steady state throughput, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef: On April 13, 2026, Ivanhoe announced that the ramp-up of the Platreef mine is advancing on track, with commercial production expected mid-year. Ivanhoe states that construction of Shaft #3, as well as its associated underground materials-handling and crushing plants, was completed on schedule in late March and is currently undergoing commissioning. Once Shaft #3 ramps up, the Phase 1 concentrator will then be continuously fed with higher-grade production ore. In addition, Shaft #3 will also hoist waste development required in preparation for the Phase 2 expansion, which is on schedule to be completed by the end of 2027.

Fenix: On January 26, 2026, Rio2 Limited (“Rio2”) announced the first official gold pour at the Fenix Gold Mine, with construction of critical path items completed on time and on budget, as previously guided. Additionally, the Company received its first gold deliveries under the Fenix PMPA during the quarter. Rio2 states that the focus now is to ramp up operations to 20,000 tonnes per day.

Kurmuk: On March 31, 2026, Allied announced its shareholders had approved the previously announced definitive agreement with Zijin Gold International Company Limited (“Zijin Gold”), where Zijin Gold will acquire all of the issued and outstanding shares of Allied in cash. Allied states that both companies continue to diligently and cooperatively advance the customary regulatory approvals necessary to complete the arrangement, with the objective of closing in a timely manner within the timeframe set out in the agreement. The agreement provides for an outside date for closing of May 29, 2026, subject to extension in certain circumstances.

Koné: On March 26, 2026, Montage reported that construction at the Koné project is on track for first gold pour in late Q4 2026 through the oxide circuit, while the hard-rock comminution circuit remains on track for completion in Q2 2027. Key process plant achievements include completion of all CIL tanks and ball mill shell installation, oxide sizer completion, foundation concrete pours for pre-leach and tailings thickeners, and advancement of the hard-rock comminution circuit.

Copper World: On January 12, 2026, Hudbay announced the closing of the joint venture transaction with Mitsubishi Corporation, securing a premier, long-term strategic partner for the development of Copper World. On May 1, 2026, Hudbay reported that feasibility activities for Copper World are well under way, with the definitive feasibility study (“DFS”) progressing above 85% at the end of March, and on track for completion in mid-2026. Hudbay reports it continues to execute detailed engineering work and other de-risking activities in preparation for a Copper World sanctioning decision expected later in 2026.

Santo Domingo: On April 29, 2026, Capstone Copper Corp. (“Capstone”) reported that detailed engineering advanced during the first quarter, alongside continued evaluation of opportunities to optimize district infrastructure. Capstone expects to make a final investment decision on the Santo Domingo Project in Q4 2026.

Cangrejos: On April 28, 2026, it was announced that Ecuador has signed the exploitation contract for the Cangrejos project. Signing this exploitation contract will allow CMOC to move forward with seeking the required construction permits for the mine and its facilities.

Kudz Ze Kayah: On April 13, 2026, BMC Minerals Ltd. (“BMC”) announced receipt of a positive decision document issued by the Government of Yukon, Natural Resources Canada and the Department of Fisheries and Oceans Canada, after the Yukon Environmental and Socio-economic Assessment Board had recommended approval of the project in 2020. BMC reports it will now progress mining permit and license applications with the aim to make a final investment decision in late 2027, subject to receipt of permits.

Corporate Development

Antamina: On February 16, 2026, the Company entered into a PMPA with BHP (the “BHP Antamina PMPA”) for their 33.75% portion of the silver produced at the Antamina Mine located in Peru. Effective April 1, 2026, Wheaton will receive a combined 67.5% of all the silver produced from Antamina, up from the 33.75% currently delivered under the existing Glencore silver stream. First deliveries under the BHP Antamina PMPA are anticipated to be received at the end of May 2026.

Under the terms of the BHP Antamina PMPA, the Company paid BHP total upfront cash consideration of $4.3 billion on April 1, 2026, being the date of closing. Additionally, the Company will make ongoing payments for the silver ounces delivered equal to 20% of the spot price of silver.

Jervois: On April 1, 2026, the Company entered into a PMPA with KGL (the “Jervois PMPA”) for a portion of the gold and silver produced at the Jervois Project located in Australia. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Jervois Project. Under the terms of the Jervois PMPA, the Company will pay KGL total upfront cash consideration of $275 million, subject to certain customary conditions. The upfront cash consideration will be paid in a total of six installments, with the first two installments of $16 million each to be made as early deposit payments, once certain conditions are satisfied, and are expected to be paid in the second and third calendar quarters of 2026. The remaining balance of $243 million will be paid in four equal installments over the construction period as various conditions are satisfied. Additionally, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot price of gold and silver.

Spanish Mountain: On April 20, 2026, the Company entered into a Royalty Agreement with Spanish Mountain Gold (the “Spanish Mountain Royalty”) for a 1.5% net smelter returns royalty on gold and silver production from the Spanish Mountain Gold project. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Spanish Mountain Gold Project. Under the terms of the Spanish Mountain Royalty, the Company will pay Spanish Mountain Gold total upfront cash consideration of $55 million, subject to certain customary conditions. The upfront cash consideration will be paid in three installments consisting of a $22.5 million payment made on May 1, 2026, a $12.5 million payment due after 60,000 meters of drilling (expected to be made during Q2-2026), and a $20 million payment due upon receiving approval under the Environmental Assessment Act (British Columbia) for the construction and operation of the project.

Chief Executive Officer Transition

As previously announced, and as part of the Company’s strategic succession planning, effective March 31, 2026, Haytham Hodaly assumed the role of President and Chief Executive Officer, while Mr. Smallwood transitioned to Chair of the Board. These changes reflect Wheaton’s ongoing leadership evolution to support its next phase of growth.

Sustainability

Community Investment Program

●

Wheaton’s Partner Community Investment Program supports initiatives with the Vale Foundation, Vale Canada, Hudbay, First Majestic, Newmont, B2Gold, Ivanplats and BMC Minerals to deliver vital services and programs to communities located near our partner mining operations. These initiatives provide access to educational resources, health and dental care, poverty reduction efforts, entrepreneurial opportunities, and a range of social and environmental programs.

●

During the first quarter, Wheaton, alongside First Majestic Silver, completed the Tayoltita Landfill Refurbishment Project, supporting upgrades to the community landfill near the San Dimas mine, including enhanced containment, drainage, and venting systems, as well as a waste-reduction and recycling awareness program delivered in partnership with local authorities; the project was formally inaugurated during the quarter.

Global Minimum Tax

The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules, under which large multinational entities are subject to a 15% GMT. The Company will make a payment of Cdn$155 million, on or around June 30, 2026, in respect of the 2024 year. The payment for the 2025 year, in the amount of Cdn$346 million, is expected to be paid on or around March 31, 2027.

2026 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2026 is forecast to be 400,000 to 430,000 ounces of gold, 27 to 29 million ounces of silver, and 19,000 to 21,000 GEOs of other metals, resulting in annual production of approximately 860,000 to 940,000 GEOs3, unchanged from previous guidance. Approximately 3% of the Company’s forecast 2026 production is estimated to be delivered from assets currently in construction or various stages of ramp-up.

Annual production is forecast to increase by approximately 50% to 1,200,000 GEOs3 by 2030, with average annual production forecast to remain at 1,200,000 GEOs3 in years 2031 to 2035, also unchanged from previous guidance.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2026 first quarter results on Thursday, May 7, 2026, after market close. A conference call will be held on Friday, May 8, 2026, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-800-715-9871 or 1-647-932-3411
Conference Call ID:	9995273#

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 15, 2026, at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	9995273#
Archived webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 1-604-639-9870

Email: media@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2026	2025

Sales	$901,469	$470,411

Cost of sales

Cost of sales, excluding depletion	$125,243	$74,635

Depletion	76,852	76,693

Total cost of sales	$202,095	$151,328

Gross margin	$699,374	$319,083

General and administrative	12,971	13,525

Share based compensation	10,113	12,181

Donations and community investments	1,497	2,693

Earnings from operations	$674,793	$290,684

Other income (expense)	17,736	7,520

Earnings before finance costs and income taxes	$692,529	$298,204

Finance costs	1,405	1,441

Earnings before income taxes	$691,124	$296,763

Income tax expense	109,080	42,779

Net earnings	$582,044	$253,984

Basic earnings per share	$1.282	$0.560

Diluted earnings per share	$1.279	$0.559

Weighted average number of shares outstanding

Basic	454,044	453,692

Diluted	454,955	454,428

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2026	2025

Assets

Current assets

Cash and cash equivalents	$2,164,505	$1,153,593

Accounts receivable	18,039	46,723

Other	3,053	3,853

Total current assets	$2,185,597	$1,204,169

Non-current assets

Mineral stream interests	$7,379,936	$7,397,149

Early deposit mineral stream interests	47,097	47,094

Mineral royalty interests	40,421	40,421

Long-term equity investments	164,217	410,495

Property, plant and equipment	9,587	9,926

Other	19,340	16,527

Total non-current assets	$7,660,598	$7,921,612

Total assets	$9,846,195	$9,125,781

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$13,499	$22,557

Dividends payable	88,549	-

Income taxes payable	367,506	109,951

Current portion of performance share units	12,216	21,604

Current portion of lease liabilities	581	575

Total current liabilities	$482,351	$154,687

Non-current liabilities

Performance share units	$1,500	$13,215

Lease liabilities	7,081	7,330

Income taxes payable - non-current	96,443	252,271

Deferred income taxes	9,487	1,794

Pension liability	6,055	5,976

Total non-current liabilities	$120,566	$280,586

Total liabilities	$602,917	$435,273

Shareholders’ equity

Issued capital	$3,818,179	$3,814,910

Reserves	99,780	176,911

Retained earnings	5,325,319	4,698,687

Total shareholders’ equity	$9,243,278	$8,690,508

Total liabilities and shareholders’ equity	$9,846,195	$9,125,781

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2026	2025

Operating activities

Net earnings	$582,044	$253,984

Adjustments for

Depreciation and depletion	77,283	76,994

Equity settled share based compensation	1,647	1,425

Performance share units - expense	8,466	10,756

Performance share units - paid	(29,257)	(17,209)

Income tax expense	109,080	42,779

Investment income recognized in net earnings	(13,015)	(9,046)

Other	(2,394)	3,007

Change in non-cash working capital	18,776	(7,742)

Cash generated from operations before income taxes and interest	$752,630	$354,948

Income taxes paid	(182)	(2,234)

Interest paid	(103)	(91)

Interest received	13,478	8,170

Cash generated from operating activities	$765,823	$360,793

Financing activities

Debt issue costs	$(3,045)	$-

Share purchase options exercised	739	2,506

Lease payments	(159)	(122)

Cash (used for) generated from financing activities	$(2,465)	$2,384

Investing activities

Mineral stream interests	$(61,154)	$(95,740)

Early deposit mineral stream interests	(3)	-

Acquisition of long-term investments	(14,608)	(3)

Proceeds on disposal of long-term investments	323,421	-

Dividends received	-	239

Other	3,440	(260)

Cash (used for) generated from investing activities	$251,096	$(95,764)

Effect of exchange rate changes on cash and cash equivalents	$(3,542)	$2

Increase in cash and cash equivalents	$1,010,912	$267,415

Cash and cash equivalents, beginning of period	1,153,593	818,166

Cash and cash equivalents, end of period	$2,164,505	$1,085,581

Summary of Units Produced

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024

Gold ounces produced ²

Salobo	69,201	88,907	66,997	69,418	71,384	84,291	62,689	63,225

Sudbury [3]	4,113	7,412	4,852	5,403	4,880	5,259	3,593	4,477

Constancia	4,571	15,396	12,797	4,604	4,876	18,727	10,760	6,269

San Dimas [4]	7,341	8,206	7,507	6,987	8,416	7,263	6,882	7,089

Stillwater [5]	1,424	1,518	1,717	1,654	1,339	2,166	2,247	2,099

Blackwater	4,954	5,479	4,879	4,050	1,017	-	-	-

Platreef	76	-	-	-	-	-	-	-

Other

Marmato	816	705	807	748	757	622	648	584

Goose	1,096	1,027	387	19	-	-	-	-

Hemlo	3,007	1,630	-	-	-	-	-	-

Fenix	507	-	-	-	-	-	-	-

Total Other	5,426	3,362	1,194	767	757	622	648	584

Total gold ounces produced	97,106	130,280	99,943	92,883	92,669	118,328	86,819	83,743

Silver ounces produced [2]

Peñasquito	2,559	1,821	2,087	2,103	1,754	2,465	1,785	2,263

Antamina	1,553	1,600	1,672	1,482	1,047	1,071	931	1,013

Constancia	531	731	577	552	555	970	648	451

Blackwater	129	148	136	138	35	-	-	-

Other

Los Filos [6]	-	-	-	-	68	29	26	27

Zinkgruvan	532	513	688	684	585	637	537	699

Neves-Corvo	483	549	431	449	459	494	425	432

Aljustrel [7]	657	516	180	-	-	-	-	-

Cozamin	165	170	169	174	174	192	185	177

Marmato	8	8	10	8	8	7	7	6

Mineral Park	19	8	-	-	-	-	-	-

Total Other	1,864	1,764	1,478	1,315	1,294	1,359	1,180	1,341

Total silver ounces produced	6,636	6,064	5,950	5,590	4,685	5,865	4,544	5,068

Palladium ounces produced ²

Stillwater [5]	2,561	2,519	2,650	2,435	2,661	2,797	4,034	4,338

Platreef	30	-	-	-	-	-	-	-

Total palladium ounces produced	2,591	2,519	2,650	2,435	2,661	2,797	4,034	4,338

Platinum ounces produced ²

Platreef	40	-	-	-	-	-	-	-

Cobalt pounds produced ²

Voisey’s Bay	657	670	604	647	540	393	397	259

GEOs produced [8]	211,951	235,614	203,078	190,179	174,391	218,993	165,883	170,916

Average payable rate [2]

Gold	95.3%	95.0%	94.6%	95.2%	94.9%	95.3%	95.0%	95.0%

Silver	87.5%	87.2%	87.6%	87.7%	86.3%	84.6%	83.9%	84.4%

Palladium	98.3%	96.9%	96.7%	97.4%	96.4%	97.5%	98.4%	97.3%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [8]	91.2%	91.6%	91.2%	91.5%	91.1%	90.5%	90.0%	89.8%

1)	All figures in thousands except gold, palladium and platinum ounces produced.
2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. From April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised to 90:1. Effective October 29, 2025, the fixed gold to silver exchange ratio was returned to 70:1. For reference, attributable silver production from prior periods is as follows: Q1 2026 - 294,000 ounces; Q4 2025 - 329,000 ounces; Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)

On April 1, 2025, Equinox Gold Corp., reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

7)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
8)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Summary of Units Sold

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024

Gold ounces sold

Salobo	58,675	83,697	55,768	76,331	83,809	55,170	58,101	54,962

Sudbury [2]	4,412	3,715	4,729	2,849	5,632	4,048	2,495	5,679

Constancia	10,886	17,029	2,708	6,827	9,788	17,873	5,186	6,640

San Dimas	7,670	8,686	6,655	7,235	8,962	6,990	7,022	6,801

Stillwater [3]	1,394	1,790	1,465	1,386	1,947	2,410	1,635	2,628

Blackwater	4,914	5,225	6,463	3,291	110	-	-	-

Other

Marmato	718	809	749	742	737	650	550	616

Goose	1,339	528	95	-	-	-	-	-

Hemlo	4,478	-	-	-	-	-	-	-

Fenix	274	-	-	-	-	-	-	-

Santo Domingo [4]	312	312	312	312	312	312	447	-

El Domo [4]	-	-	-	-	-	209	258	-

Total Other	7,121	1,649	1,156	1,054	1,049	1,171	1,255	616

Total gold ounces sold	95,072	121,791	78,944	98,973	111,297	87,662	75,694	77,326

Silver ounces sold

Peñasquito	1,444	1,878	1,609	2,112	1,976	1,852	1,667	1,482

Antamina	1,504	1,893	1,552	1,073	884	858	989	917

Constancia	674	613	275	625	730	797	366	422

Blackwater	127	137	137	143	-	-	-	-

Other

Los Filos	7	-	3	8	57	29	26	24

Zinkgruvan	347	358	708	520	446	452	488	597

Neves-Corvo	271	245	212	224	218	154	185	216

Aljustrel	505	382	122	-	-	-	-	-

Cozamin	149	169	133	154	164	158	148	158

Marmato	8	10	9	9	8	7	6	7

Mineral Park	13	-	-	-	-	-	-	-

Total Other	1,300	1,164	1,187	915	893	800	853	1,002

Total silver ounces sold	5,049	5,685	4,760	4,868	4,483	4,307	3,875	3,823

Palladium ounces sold

Stillwater [3]	2,906	1,730	2,594	2,575	2,457	4,434	3,761	4,301

Cobalt pounds sold

Voisey’s Bay	309	485	529	353	265	485	88	88

GEOs sold [5]	181,743	219,605	161,845	182,750	188,162	163,355	141,918	142,838

Cumulative payable units PBND [6]

Gold ounces	106,312	108,525	106,222	90,284	100,512	123,511	97,929	90,406

Silver ounces	4,028	3,245	3,629	3,178	3,145	3,583	2,931	2,993

Palladium ounces	4,803	5,169	4,424	4,414	4,596	4,439	6,186	6,018

Platinum ounces	32	-	-	-	-	-	-	-

Cobalt pounds	1,646	1,341	1,202	1,168	917	678	796	513

GEOs [5]	183,534	171,209	174,343	150,713	159,136	188,144	152,858	144,847

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	69,201	58,675		$4,843		$433		$404	$284,180	$235,053	$262,007	$2,596,997
Sudbury [5]	4,113	4,412		4,881		400		1,399	21,533	13,596	19,852	212,322
Constancia	4,571	10,886		4,843		429		338	52,725	44,373	48,056	48,601
San Dimas	7,341	7,670		4,843		643		428	37,148	28,929	32,214	121,933
Stillwater	1,424	1,394		4,843		871		570	6,752	4,742	5,537	203,407
Blackwater	4,954	4,914		4,881		1,714		606	23,984	12,582	13,745	328,070
Platreef	76	-		n.a.		n.a.		n.a.	-	-	-	275,702
Other [6]	5,426	7,121		4,875		907		1,424	34,716	18,122	28,260	1,504,930
	97,106	95,072		$4,849		$556		$534	$461,038	$357,397	$409,671	$5,291,962
Silver
Peñasquito	2,559	1,444		$84.45		$4.62		$5.09	$121,955	$107,933	$115,283	$199,516
Antamina	1,553	1,504		84.45		17.84		4.39	127,014	93,578	100,184	452,486
Constancia	531	674		84.45		6.32		6.43	56,944	48,350	52,682	147,070
Blackwater	129	127		80.85		13.90		7.55	10,246	7,527	8,355	166,545
Other [7]	1,864	1,300		85.07		22.16		3.19	110,611	77,656	107,848	555,952
	6,636	5,049		$84.52		$13.53		$4.63	$426,770	$335,044	$384,352	$1,521,569
Palladium
Stillwater	2,561	2,906		$1,689		$310		$492	$4,909	$2,578	$4,008	$207,462
Platreef	30	-		n.a.		n.a.		n.a.	-	-	-	78,814
	2,591	2,906		$1,689		$310		$492	$4,909	$2,578	$4,008	$286,276
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	40	-		n.a.		n.a.		n.a.	-	-	-	57,584
	40	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035
Cobalt
Voisey’s Bay	657	309		$28.36		$5.23		$9.02	$8,752	$4,355	$6,497	$213,094

Operating results									$901,469	$699,374	$804,528	$7,379,936

Other
General and administrative										$(12,971)	$(20,267)
Share based compensation										(10,113)	(29,257)
Donations and community investments										(1,497)	(1,407)
Finance costs										(1,405)	(1,071)
Other										17,736	13,479
Income tax										(109,080)	(182)

Total other										$(117,330)	$(38,705)	$2,466,259

										$582,044	$765,823	$9,846,195

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley and Hemlo gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended March 31, 2025
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)			Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit) [4]			Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	71,384	83,809			$2,873			$429			$378	$240,804	$173,171	$204,863	$2,563,794
Sudbury [5]	4,880	5,632			2,862			400			1,326	16,118	6,398	13,850	234,084
Constancia	4,876	9,788			2,873			425			323	28,123	20,808	23,967	61,167
San Dimas	8,416	8,962			2,873			637			290	25,751	17,445	20,043	133,882
Stillwater	1,339	1,947			2,873			497			421	5,594	3,807	4,626	206,642
Blackwater	1,017	110			2,862			1,020			617	314	134	202	340,163
Platreef	-	-			n.a.			n.a.			n.a.	-	-	-	275,702
Other [6]	757	1,049			2,853			356			1,194	2,992	1,367	2,619	389,864
	92,669	111,297			$2,872			$445			$423	$319,696	$223,130	$270,170	$4,205,298

Silver
Peñasquito	1,754	1,976			$32.03			$4.56			$4.86	$63,271	$44,666	$54,262	$234,868
Antamina	1,047	884			32.03			6.41			8.46	28,311	15,169	22,647	483,292
Constancia	555	730			32.03			6.26			6.10	23,375	14,351	18,806	160,923
Blackwater	35	-			n.a.			n.a.			n.a.	-	-	-	170,926
Other [7]	1,294	893			33.55			4.42			6.14	29,980	20,545	23,069	556,241
	4,685	4,483			$32.33			$5.17			$6.03	$144,937	$94,731	$118,784	$1,606,250

Palladium
Stillwater	2,661	2,457			$965			$172			$429	$2,372	$895	$1,949	$212,125
Platreef	-	-			n.a.			n.a.			n.a.	-	-	-	78,814
	2,661	2,457			$965			$172			$429	$2,372	$895	$1,949	$290,939

Platinum
Marathon	-	-		$	n.a.		$	n.a.		$	n.a.	$-	$-	$-	$9,451
Platreef	-	-			n.a.			n.a.			n.a.	-	-	-	57,584
	-	-		$	n.a.		$	n.a.		$	n.a.	$-	$-	$-	$67,035

Cobalt
Voisey’s Bay	540	265			$12.88			$2.46			$9.18	$3,406	$327	$3,962	$228,260

Operating results												$470,411	$319,083	$394,865	$6,397,782

Other
General and administrative													$(13,525)	$(19,379)
Share based compensation													(12,181)	(17,209)
Donations and community investments													(2,693)	(2,879)
Finance costs													(1,441)	(1,161)
Other													7,520	8,790
Income tax													(42,779)	(2,234)
Total other													$(65,099)	$(34,072)	$1,341,515
													$253,984	$360,793	$7,739,297

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q1 2026	Q1 2025	Change	Change

GEO Production [1,2]	211,951	174,391	37,560	21.5%

GEO Sales [2]	181,743	188,162	(6,418)	(3.4)%

Average price per GEO sold [2]	$4,960	$2,500	$2,460	98.4%

Revenue	$901,469	$470,411	$431,058	91.6%

Cost of sales, excluding depletion	$125,243	$74,635	$(50,608)	(67.8)%

Depletion	76,852	76,693	(159)	(0.2)%

Cost of sales	$202,095	$151,328	$(50,767)	(33.5)%

Gross margin	$699,374	$319,083	$380,291	119.2%

General and administrative	12,971	13,525	554	4.1%

Share based compensation	10,113	12,181	2,068	17.0%

Donations and community investments	1,497	2,693	1,196	44.4%

Earnings from operations	$674,793	$290,684	$384,109	132.1%

Other income (expense)	17,736	7,520	10,216	135.9%

Earnings before finance costs and income taxes	$692,529	$298,204	$394,325	132.2%

Finance costs	1,405	1,441	36	2.5%

Earnings before income taxes	$691,124	$296,763	$394,361	132.9%

Income tax expense	109,080	42,779	(66,301)	(155.0)%

Net earnings	$582,044	$253,984	$328,060	129.2%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2026	2025

Net earnings	$582,044	$253,984
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	928	(623)
Deferred income tax (expense) recovery recognized in the Statement of OCI	-	(2,351)
Other	(200)	(185)

Adjusted net earnings	$582,772	$250,825

Divided by:
Basic weighted average number of shares outstanding	454,044	453,692
Diluted weighted average number of shares outstanding	454,955	454,428

Equals:
Adjusted earnings per share - basic	$1.284	$0.553
Adjusted earnings per share - diluted	$1.281	$0.552

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2026	2025

Cash generated by operating activities	$765,823	$360,793

Divided by:
Basic weighted average number of shares outstanding	454,044	453,692
Diluted weighted average number of shares outstanding	454,955	454,428

Equals:
Operating cash flow per share - basic	$1.687	$0.795
Operating cash flow per share - diluted	$1.683	$0.794

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2026	2025
Cost of sales	$202,095	$151,328
Less: depletion	(76,852)	(76,693)
Less: cost of sales related to delay ounces [1]	(1,514)	(864)

Cash cost of sales	$123,729	$73,771
Cash cost of sales is comprised of:
Total cash cost of gold sold	$52,877	$49,512
Total cash cost of silver sold	68,337	23,186
Total cash cost of palladium sold	901	423
Total cash cost of cobalt sold [2]	1,614	650
Total cash cost of sales	$123,729	$73,771
Divided by:
Total gold ounces sold	95,072	111,297
Total silver ounces sold	5,049	4,483
Total palladium ounces sold	2,906	2,457
Total cobalt pounds sold	309	265
Equals:
Average cash cost of gold (per ounce)	$556	$445
Average cash cost of silver (per ounce)	$13.53	$5.17
Average cash cost of palladium (per ounce)	$310	$172
Average cash cost of cobalt (per pound)	$5.23	$2.46

1)	The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv. Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2026	2025
Gross margin	$699,374	$319,083
Add back: depletion	76,852	76,693
Add back: cost of sales related to delay ounces [1]	1,514	864
Cash operating margin	$777,740	$396,640
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$408,161	$270,184
Total cash operating margin of silver sold	358,433	121,751
Total cash operating margin of palladium sold	4,008	1,949
Total cash operating margin of cobalt sold	7,138	2,756

Total cash operating margin	$777,740	$396,640
Divided by:
Total gold ounces sold	95,072	111,297
Total silver ounces sold	5,049	4,483
Total palladium ounces sold	2,906	2,457
Total cobalt pounds sold	309	265
Equals:
Cash operating margin per gold ounce sold	$4,293	$2,427
Cash operating margin per silver ounce sold	$70.99	$27.16
Cash operating margin per palladium ounce sold	$1,379	$793
Cash operating margin per cobalt pound sold	$23.12	$10.42

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s Precious Metals Purchase Agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);

●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s precious metal purchase agreement (“PMPA”) counterparties at Mining Operations.
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs; or other payments under royalty arrangements;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the ability of the Company to repay the existing Revolving Facility and new Term Loan;
●	the estimation of produced but not yet delivered ounces;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable, and the Company’s ability to pay its taxes;
●	possible CRA domestic and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●	risks relating to the generation of sufficient cash flow to repay the existing Revolving Facility and the new Term Loan;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;
●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;

●	risks relating to security over underlying assets;
●	risks relating to third-party PMPAs;
●	risks relating to revenue from royalty interests;
●	risks related to Wheaton’s acquisition strategy;
●	risks relating to third-party rights under PMPAs;
●	risks relating to future financings and security issuances;
●	risks relating to unknown defects and impairments;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●	risks related to underinsured Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks associated with sustainability-related matters;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to the market price of the Common Shares of Wheaton;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	risks related to access to confidential information regarding Mining Operations;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to expression of views by industry analysts;
●	risks related to the impacts of climate change and the transition to a low-carbon economy;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks relating to artificial intelligence;
●	risks relating to compliance with anti-corruption and anti-bribery laws;
●	risks relating to corporate governance and public disclosure compliance;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
●	risks related to the adequacy of internal control over financial reporting; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
●	that the production estimates from Mining Operations are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;

●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
●	that the Company will be able to repay the existing Revolving Facility and new Term Loan;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;
●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2025, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2026, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-GAAP measures in this press release. Details of the dividend can be found in the Wheaton’s news release dated May 7, 2026, titled “Wheaton Precious Metals Announces Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Gold equivalent ounces for 2026 and long-term guidance are calculated by converting silver, palladium, platinum and cobalt to a gold equivalent by using the following commodity price assumptions: $4,800 per ounce gold, $80 per ounce silver, $1,500 per ounce Palladium, $2,000 per ounce Platinum, and $25 per pound Cobalt.

4Source: Company reports S&P Global estimates of 2026-2030 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 22 mining assets which are currently operating, 24 which are at various stages of development, and 2 of which have been placed in care and maintenance or have been closed.

6Further details for long-term guidance can be found in the Wheaton news release dated February 16, 2026, titled “Wheaton Precious Metals Exceeds 2025 Production Guidance and Provides 2026 and Long-Term Outlook, Projecting Approximately 50% Growth to 1.2 Million Gold Equivalent Ounces by 2030.”

7Wheaton’s long-term production outlook is based on information available as of February 16, 2026, the date of publication.